SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 212-735-4112 DIRECT FAX 917-777-4112 EMAIL ADDRESS RICHARD.AFTANAS@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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April 25, 2013

VIA EDGAR TRANSMISSION
AND BY HAND
Mark P. Shuman
Branch Chief - Legal
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	NCR Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 11, 2013
File No. 333-187543
Dear Mr. Shuman:
We are writing on behalf of our client, NCR Corporation (the "Company"), in response to the oral comment from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") provided during a telephone call on April 18, 2013 relating to the above-referenced registration statement on Form S-4 (the "Registration Statement").
Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement reflects revisions made to the Registration Statement in response to the comment of the Staff.
***

Mark P. Shuman
April 25, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-4112.
Very truly yours,

/s/ Richard B. Aftanas

Richard B. Aftanas
Enclosure

cc:	Jennifer M. Daniels, Esq.